UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1998

                                HOMESTAKE 401(k)
                             RETIREMENT SAVINGS PLAN
                              (Full title of Plan)

                            HOMESTAKE MINING COMPANY
                (Issuer of Securities Held Pursuant to the Plan)

                              650 California Street
                         San Francisco, California 94108
                    (Address of principal executive offices)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN




By       /s/ T.H. Wong
         ----------------------------
         T.H. Wong
         Assistant Treasurer and
         Assistant Secretary



June 25, 1999

Item 1.  Financial Statements and Exhibits

                  a. Financial  Statements for the years ended December 31, 1998 and 1997 and Supplemental Schedules as of and for the year ended December 31, 1998 and Independent Accountants' Report.

                  b. Exhibit No. 23

                       Independent Accountants' Consent

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                                     -------
                              FINANCIAL STATEMENTS

                        as of December 31, 1998 and 1997
                    and for the year ended December 31, 1998

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                                     -------





                                TABLE OF CONTENTS


                                                                         Pages


Financial Statements:

    Report of Independent Accountants                                      2

    Statements of Net Assets Available for Benefits
           as of December 31, 1998 and 1997                                3

    Statement of Changes in Net Assets Available for
           Benefits for the Year Ended December 31, 1998                   4


    Notes to Financial Statements                                          5-13


Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment
           Purposes as of December 31, 1998                                14

    Item 27d - Schedule of Reportable Transactions
           for the year ended December 31, 1998                            15

                        Report of Independent Accountants



Homestake Mining Company
San Francisco, CA

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Homestake 401(k) Retirement Savings Plan (the "Plan") at December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
PRICEWATERHOUSECOOPERS LLP

San Francisco, CA
June 10, 1999

                                 HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                     as of December 31, 1998 and 1997
                                              (in thousands)

ASSETS                                                                      1998                  1997

Investments:
      Homestake Mining Company Stock Fund                                      $   410              $   486
      Norwest Advantage Income Equity Fund                                       2,681                2,953
      Norwest Advantage Growth Balanced Fund                                     2,680                2,922
      Norwest Stable Return Fund                                                 2,164                2,899
      Norwest Short Term Investment Fund                                           667                  639
      Norwest Advantage Growth Equity Fund                                       1,364                1,596
      Participant loans                                                            458                  692
                                                                       ----------------      ---------------
                           Total investments                                    10,424               12,187

                          Net assets available for benefits                    $10,424              $12,187
                                                                       ================      ===============

The accompanying notes are an integral part of these financial statements.

                        HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          for the year ended December 31, 1998
                                     (in thousands)

Additions to net assets attributed to:

    Interest and dividends                                                                            $247

    Net appreciation in fair value of investments                                                    1,321
                                                                                          -----------------

                                                                                                     1,568
                                                                                          -----------------
    Contributions:

          Company, in cash                                                                           1,120

          Participants, in cash                                                                        318
                                                                                          -----------------

                                                                                                     1,438
                                                                                          -----------------

          Total additions                                                                            3,006
                                                                                          -----------------

Deductions from net assets attributed to:

    Benefits paid to participants                                                                    4,769
                                                                                          -----------------

          Total deductions                                                                           4,769
                                                                                          -----------------

          Net decrease                                                                              (1,763)

Net assets available for benefits:
    Beginning of year                                                                               12,187
                                                                                          -----------------

    End of year                                                                                    $10,424
                                                                                          =================


The accompanying notes are an integral part of these financial statements.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of Plan:

        The following description of the Homestake 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

        General:

        The Plan is a defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering all employees of the Company's mining operations in Lead, South Dakota who are covered by a collective bargaining agreement and have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

        The Plan is administered by the Company. Effective January 1, 1997, the Plan's trustee, recordkeeper, and investment advisor is Norwest Bank Minnesota, N.A. ("Norwest Bank"). Prior to January 1, 1997, the Plan's trustee, recordkeeper, and investment advisor was Norwest Bank, South Dakota. On November 2, 1998, Wells Fargo & Company and Norwest Corporation, the parent company of Norwest Bank, merged to form Wells Fargo. The Norwest name change to Wells Fargo will occur during 1999.

        Contributions:

        Participation is voluntary. Participants may make pre-tax contributions only of between 1% and 16% of compensation subject to Internal Revenue Code limitations. Participant contributions not exceeding 6% of wages or of salary are matched 35% by the Company.

        Participants may make a rollover contribution to the Plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched by the Company.

        Following the May 31, 1998 ratification of a new collective bargaining agreement, the Company's matching contribution will be increased from 35% to 50% of a participant's contributions, not exceeding 6% of wages or of salary, effective January 1, 1999.

        Each participant may cause some or all of its current or cumulative contributions, including any amounts contributed by the Company to match contributions, to be invested in one or more of the investments made available through the Plan.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of the Plan, continued:

        Participants' Accounts:

        A separate account is maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from each investment fund, including appreciation in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

        Vesting:

        Participant contributions and any income (loss) thereon are fully vested at all times. Company matching contributions and any income (loss) thereon are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.

        Payment of Benefits:

        The Plan permits withdrawal of contributions upon:

        (1)   Termination of employment;

        (2)   Attainment of age 59 1/2;

        (3)   Death  (with   vested   account   balance   paid  to   designated
              beneficiary);

        (4)   Hardship.

        Distribution of benefits can be made, at the election of the participant in the form of a single lump-sum cash payment or partial payment made in a lump-sum with the remainder paid later.

        Participant Loans:

        Participants may borrow from their vested accounts between $1,000 and $50,000 but not more than 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at prime rate plus 1%. Loans are collateralized by the borrower's vested account in the Plan and repayments are made through payroll deductions on at least a monthly basis.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of the Plan, continued:

        Forfeitures:

        Forfeitures of Company matching contributions made on behalf of former employees whose employment was terminated before such contributions were vested are allocated to active participants at the end of each Plan year. The forfeitures are allocated in proportion to the Company contributions made to the individual participant accounts during the Plan year.


2.      Significant Accounting Policies:

        Basis of Accounting:

        The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

        Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

        Investment Valuation and Income Recognition:

        Shares and units in investment funds are valued at quoted market prices, representing the net asset value of the shares or units held by the Plan at year end.

        Participant loans are valued at cost, which approximates market value.

        Purchases  and sales of securities  are recorded on a trade-date  basis,
        utilizing  the  average  cost  method  in   determining   the  basis  of
        investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


2.      Significant Accounting Policies, continued:

        Withdrawals:

        Withdrawals of securities from the Homestake Mining Company Common Stock Fund may be made in cash, common stock, or both, and are reported at market value. Withdrawals from the Norwest Advantage Income Equity Fund, the Norwest Advantage Growth Balanced Fund, the Norwest Stable Return Fund, the Norwest Short Term Investment Fund, and the Norwest Advantage Growth Equity Fund are made in cash.

        Net Appreciation (Depreciation) in Fair Value of Investments:

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains (losses) and the unrealized appreciation (depreciation).

3.      Risks and Uncertainties:

        All Plan investments are managed by Norwest Bank. Plan performance is dependent upon the ability of Norwest Bank to manage the funds.

        A portion of the Plan's assets is invested in the Homestake Mining Company Common Stock Fund and is, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the price of gold.

        Plan assets are invested in collective trust and mutual funds, and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for Plan benefits, and the statement of changes in net assets available for Plan benefits.

4.      Plan Termination:

        Although the Company has not expressed any intent to do so, it has the right under the Plan and subject to applicable law, to discontinue its matching contributions at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                      -----

5.      Plan Tax Status:

        The Plan obtained its latest determination letter in July 1991, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel are not aware of circumstances creating a material risk of Plan disqualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        Participants are not subject to federal income taxes on their pre-tax contributions, Company matching contributions, or investment earnings allocated to their accounts until withdrawals are made.

6.      Related Party Transactions:

        Certain Plan  investments  are units in investment  funds managed by the
        Trustee.   Therefore,   these   transactions   are   transactions   with
        parties-in-interest.

7.      Administrative Expenses:

        Certain administrative expenses of the Plan are paid for by the Company.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


8.    Investments
      Investments at December 31, 1998 and 1997 are comprised of the following:


                                                                                   December 31, 1998
                                                            -----------------------------------------------------------------
                                                               Number of                 Value                    Fair
                                                               Shares or                  Per                     Value
                                                               Units Held                 Unit               (in thousands)

      Homestake Mining Company Stock Fund                        44,922                 $9.12                      $410
    * Norwest Advantage Income Equity Fund                       62,530                 42.87                     2,681
    * Norwest Advantage Growth Balanced Fund                     89,794                 29.84                     2,680
    * Norwest Stable Return Fund                                 80,921                 26.74                     2,164
    * Norwest Short Term Investment Fund                        667,404                  1.00                       667
    * Norwest Advantage Growth Equity Fund                       38,793                 35.15                     1,364
      Participant loans                                               -                     -                       458
                                                                                                             ----------------
                                                                                                                $10,424
                                                                                                           ================


                                                                                   December 31, 1997
                                                            -----------------------------------------------------------------
                                                                Number of                 Value                    Fair
                                                               Shares or                  Per                     Value
                                                               Units Held                 Unit               (in thousands)

      Homestake Mining Company Stock Fund                         54,783                $ 8.87                      $486
    * Norwest Advantage Income Equity Fund                        79,947                 36.94                     2,953
    * Norwest Advantage Growth Balanced Fund                     113,543                 25.73                     2,922
    * Norwest Stable Return Fund                                 115,469                 25.11                     2,899
    * Norwest Short Term Investment Fund                         639,333                  1.00                       639
    * Norwest Advantage Growth Equity Fund                        49,733                 32.08                     1,596
    * Participant loans                                                -                     -                       692
                                                                                                             ----------------
                                                                                                                 $12,187
                                                                                                             ================

*  Represents 5% or more of the net assets available for benefits.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


8.      Investments, continued:

        All earnings on the investment funds are reinvested in and credited to each fund daily. These earnings include interest, dividends, and net appreciation (depreciation) in fair value.

        The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company.

        The Advantage Income Equity Fund's objective is to achieve a high level of current income with moderate appreciation through investment in equity securities.

        The Advantage Growth Balanced Fund's objective is to maximize growth through appreciation from quality stocks, while moderating risk by investing in intermediate maturity bonds, including corporate, U.S. government and mortgage-backed and related securities.

        The Stable Return Fund's objective is to achieve reasonable and consistent current income by investing in fixed income securities and other investments.

        The Short Term Investment Fund consists of short term and floating rate investments.

        The Advantage Growth Equity Fund invests in U.S. and international equity securities.

                          HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                               NOTES TO FINANCIAL STATEMENTS
                                          _______

9. Changes in Net Assets Available for Benefits by Investment Type (in thousands):

     During the year ended December 31, 1998, changes in net assets available for benefits are allocated among the Plan's investment funds as follows:

                                                                            Year Ended December 31, 1998
                                                           -----------------------------------------------------
                                                                              Norwest
                                                               Homestake      Advantage    Norwest
                                                               Mining         Income       Advantage    Norwest
                                                               Company        Equity       Growth       Stable
                                                               Stock          Stock        Balanced     Return
                                                               Fund           Fund         Fund         Fund

    Additions to net assets attributed to:
        Interest and dividends                                   $  6          $ 36             -          $152
        Net appreciation in the fair
              value of investments                                 61           457         $ 561             -

    Contributions:
        Company, in cash                                           43           301           227           203
        Participants, in cash                                       9            88            73            53
                                                           -----------    ----------    ----------    ----------
                                  Total Additions                 119           882           861           408
                                                           -----------    ----------    ----------    ----------

    Deductions to net assets attributed to:
        Benefits paid to participants                             196           964           994         1,379
                                                           -----------    ----------    ----------    ----------
                                  Total Deductions                196           964           994         1,379
                                                           -----------    ----------    ----------    ----------

        Interfund Transfers                                         1          (190)         (109)          236
                                                           -----------    ----------    ----------    ----------

                    Net increase (decrease)                       (76)         (272)         (242)         (735)
    Net assets available for benefits:
        Beginning of year                                         486         2,953         2,922         2,899
                                                           -----------    ----------    ----------    ----------

        End of year                                              $410        $2,681        $2,680        $2,164
                                                           ===========    ==========    ==========    ==========


Table continued:
                                                                         Year Ended December 31, 1998
                                                           -----------------------------------------------------

                                                                         Norwest
                                                           Norwest      Advantage
                                                          Short Term     Growth
                                                          Investment     Equity       Participant
                                                            Fund          Fund        Loans         Total

Additions to net assets attributed to:
    Interest and dividends                                     $ 35          $  1         $17         $  247
    Net appreciation in the fair
          value of investments                                    -           242           -          1,321

Contributions:
    Company, in cash                                            123           223           -          1,120
    Participants, in cash                                        34            61           -            318
                                                          ----------    ----------    --------    -----------
                              Total Additions                   192           527          17          3,006
                                                          ----------    ----------    --------    -----------

Deductions to net assets attributed to:
    Benefits paid to participants                               305           702         229          4,769
                                                          ----------    ----------    --------    -----------
                              Total Deductions                  305           702         229          4,769
                                                          ----------    ----------    --------    -----------

    Interfund Transfers                                         141           (57)        (22)             -
                                                          ----------    ----------    --------    -----------

                Net increase (decrease)                          28          (232)       (234)        (1,763)
Net assets available for benefits:
    Beginning of year                                           639         1,596         692         12,187
                                                          ----------    ----------    --------    -----------

    End of year                                                $667        $1,364        $458        $10,424
                                                          ==========    ==========    ========    ===========

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


10.     Acceleration of Vesting Percentages:

        Homestake Mine
        On January 27, 1998, the Homestake mine was restructured and the employment of a number of Plan participants was terminated. Effective January 27, 1998, the vesting percentages of all such Plan participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

11.     Subsequent Events:

        Successor Trustee
        On January 5, 1999, Charles Schwab Retirement Plan Services, Inc. replaced Merrill Lynch & Co. as the Plan's recordkeeper and investment advisor. In addition, Charles Schwab Trust Company replaced Merrill Lynch Trust Company as trustee. Charles Schwab Retirement Plan Services, Inc. and Charles Schwab Trust Company continue to offer investment products and services similar to the prior service providers.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1998


                                           (c) Description of
                                          Investment (including
          (b) Identity of                  Maturity Date, Rate
         Issuer, Borrower,                    of Interest,                                                   (e) Current
             Lessor, or                      Collateral, Par                   (d) Cost                         Value
(a)         Similar Party                   or Maturity Value)             (in thousands)                  (in thousands)


*     Norwest Bank                  Homestake Mining Company Stock                   $  557                         $  410
                                    Fund  (44,922 units)

*     Norwest Bank                  Norwest Advantage Income                          1,902                          2,681
                                            Equity Fund
                                            (62,530 units)

*     Norwest Bank                  Norwest Advantage Growth                          2,007                          2,680
                                            Balanced Fund
                                            (89,794 units)

*     Norwest Bank                  Norwest Stable Return Fund                        1,766                          2,164
                                            (80,921 units)

*     Norwest Bank                  Norwest Short Term                                  667                            667
                                            Investment Fund
                                            (667,404 units)


*     Norwest Bank                  Norwest Advantage Growth                          1,228                          1,364
                                    Equity Fund (38,793 units)

*     Participant notes             (Repayable over five years                          458                            458
                                    unless it is for purchase
                                    of a principal residence
                                    which is repayable over ten
                                    years.  Rate during 1998
                                    ranged from 7% to 10%.)
                                                                           -----------------               ----------------
                                                                                     $8,585                        $10,424
                                                                           =================               ================

        *  Represents party-in-interest to plan.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1998
                                ($ in thousands)

                              (c) Description of Asset
       (b) Identity of        (Include Interest Rate and           (d) Purchase          (e) Selling             (f) Cost
(a)    Party Involved         Maturity in Case of a Loan)              Price                 Price               of Asset

*     Norwest Bank            Advantage Income Equity Fund               $634                    -                     -
                                                                            -               $1,343                  $965

*     Norwest Bank            Advantage Growth Balanced Fund             $515                    -                     -
                                                                            -               $1,180                  $906

*     Norwest Bank            Stable Return Fund                         $665                    -                     -
                                                                            -               $1,552                $1,261

*     Norwest Bank            Advantage Growth Equity Fund               $473                    -                     -
                                                                            -                 $866                  $764

*     Norwest Bank            Short Term Investment Fund                 $479                    -                     -
                                                                            -                 $451                  $451


Table continued:


                                                                        (g) Current
                                                                         Value of           (h) Net      (i) Number
                              (c) Description of Asset                   Asset on             Gain       of
       (b) Identity of        (Include Interest Rate and                Transaction            or        Sales/
(a)    Party Involved         Maturity in Case of a Loan)                 Date               (Loss)      Purchases
*     Norwest Bank            Advantage Income Equity Fund                 $634                 -           70
                                                                         $1,343              $378           83

*     Norwest Bank            Advantage Growth Balanced Fund               $515                 -           50
                                                                         $1,180              $274           91

*     Norwest Bank            Stable Return Fund                           $665                 -           57
                                                                         $1,552              $291           76

*     Norwest Bank            Advantage Growth Equity Fund                 $473                 -           56
                                                                           $866              $102           73

*     Norwest Bank            Short Term Investment Fund                   $479                 -           64
                                                                           $451                 -           56

      * Represents party-in-interest to Plan.